UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1. Reason fund is applying to deregister (check *only one;* for descriptions, *see* Instruction 1 above):

   [ ] **Merger**

   [x] **Liquidation**

   [ ] **Abandonment of Registration**
   (Note: Abandonments of Registration answer *only* questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

   [ ] Election of status as a **Business Development Company**
   (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Enhanced Ultra Short Duration Mutual Fund

3. Securities and Exchange Commission File No.: 811- 23173

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

   [x] Initial Application [] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
   5550 Painted Mirage Road Suite 320, Las Vegas, NV 89149

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
   Ofer Abarbanel, 20340 Chapter Dr., Woodland Hills, CA 91364, (818) 941-4618

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
   NOTE: *Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.*
   Ofer Abarbanel, 20340 Chapter Dr., Woodland Hills, CA 91364, (818) 941-4618

8. Classification of fund (check only one):

   [x] Management company;

   [ ] Unit investment trust; or

   [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed *(e.g.,* Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

New York Alaska ETF Management LLC
5550 Painted Mirage Road, Suite 320
Las Vegas, NV 89149

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Rafferty Capital Markets LLC
1010 Franklin Avenue, Suite 300A
Garden City, NY 11530

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [x] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____________

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes [ ] No

If Yes, state the date on which the board vote took place: February 20, 2019

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[] Yes [x] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to: (1) Article IV under "Voting by shareholders" and (2) Article VIII, under "Redemption of Shareholder's Interest By Action of Trust" of the Trust's Declaration of Trust dated June 20, 2016, as filed with the Commission in Pre-Effective Amendment No. 1 to the Trust's Registration Statement, as filed on January 12, 2017, the Fund's organizational documents do not require shareholder approval for a fund liquidation.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[] Yes [x] No

(a) If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

[] Yes [ ] No

(c) Were the distributions made *pro rata* based on share ownership?

[] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) *Liquidations only:*

Were any distributions to shareholders made in kind?

[ ] Yes [] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. *Closed-end funds only:*

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed *all* of its assets to the fund's shareholders?

[] Yes [] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[] Yes [ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[x] Yes [] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash	2,897,115.80
U.S. Government Treasury Bill, 07/25/2019	19,663,428.00
	22,560,543.80

(b) Why has the fund retained the remaining assets? : To allow investors to redeem their shares

(c) Will the remaining assets be invested in securities?

[ ] Yes [x] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[x] Yes [] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

Liabilities	
Payable for Fund Shares Purchased	0.00
Advisor Fees	14,800.14
Audit Fees	12,094.71
Custody Fees	1,442.80
Legal Fees	36.00
Miscellaneous Fees	296.12
Printing and Mailing Fees	64.80
Transfer Agent Fees	3,460.48
Trustee Fees	1,282.24
Total Liabilities	33,477.29

(b) How does the fund intend to pay these outstanding debts or other liabilities? From fund assets. The Fund's Registered Investment Advisor has agreed to waive his management fee and reimburse the fund for any additional expenses that surpass these expenses in accordance with the liquidation plan file with the SEC and sent to shareholders.

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $1500

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately):

Blue sky $6,890.56;
Insurance $94.63
Nasdaq $625.56

(iv) Total expenses (sum of lines (i)-(iii) above): $9,110.75

(b) How were those expenses allocated? They were allocated to New York Alaska ETF Management LLC, the Fund Registered Investment Advisor.

(c) Who paid those expenses? New York Alaska ETF Management LLC, the Fund Registered Investment Advisor

(d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ] Yes [x] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [x] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Deutsche Funds Trust, (ii) she is the Chief Legal Officer of Deutsche Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

(Signature)
/s/Ofer Abarbanel
Ofer Abarbanel
Chief Executive Officer
State Funds
Enhanced Ultra Short Duration Mutual Fund